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UNITE
SECURITIES AND EX
Washingto

09058890

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1002
(No. and Street)

New York	NY	10008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Singer (212) 482-2159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Brokerage, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Singer
Signature

CFO
Title

Feb-23-09

Notary Public

NIKHIL DHAMELIYA
Notary Public, State of New York
No. 01DH6184432
Qualified in New York County
Commission Expires April 23, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

BLUE CAPITAL SECURITIES INC.
TABLE OF CONTENTS
DECEMBER 31, 2008

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (The Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Blue Capital Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 24, 2009

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	10,724
Due from broker		80,754
Investments, at fair value (Note 2)		194,328
Commissions receivable		18,056
Prepaid expenses		25,508
Office furniture and computer equipment, at cost, net of accumulated depreciation of $319,678		17,035
Leasehold improvements, at cost, net of accumulated amortization of $53,278		4,468
Other assets		62,718
Total Assets	$	413,591

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$	42,963
Due to stockholder		13,469
Total Liabilities		56,432
Stockholder's Equity		
Common stock - $1.00 par value: Authorized - 1,000 shares Issued and outstanding - 1,000 shares		1,000
Additional paid in capital		1,730,447
Accumulated deficit		(1,374,288)
Total Stockholder's Equity		357,159
Total Liabilities and Stockholder's Equity	$	413,591

The accompanying notes are an integral part of these financial statements.

Note 1 – Significant Accounting Policies:

Blue Capital Securities, Inc. (the Company) is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). It operates out of its sole office in New York City, NY.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments:

Investments are carried at fair value. Fair value is determined using independent pricing sources. Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis, and along with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the double-declining balance method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company recognizes commissions as earned on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 1 – Significant Accounting Policies (Cont'd):

Corporate Income Taxes:

The Company is an "S" Corporation for Federal and NYS purposes. As a result, any income taxes are the responsibility of its sole shareholder. The Company is responsible for NYC Corporate Income Taxes. Deferred tax benefits applicable to net operating loss carryforwards have been fully reserved due to the uncertainty of future taxable income.

Note 2 – Valuation of Portfolio Investments:

The company has adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS157). The adoption of FAS 157 by the Company had no impact on its opening stockholder's equity balances as of January 1, 2008. Under FAS157, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 summarized as follows:

Fixed maturities greater than five years:	
U.S. Treasury and Agencies	$114,550
Certificate of Deposits	25,000
Equities	54,778
Total investments	$194,328

Investment income consists of the following:

Interest and dividends	$ 87,688
Realized losses	(1,610)
Unrealized gains	4,498
Total investment income	$ 90,575

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $238,065 which exceeded its requirement by $188,065. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2008 this ratio was 24:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 4 – Income Taxes:

The Company has available to it a net operating loss carryforward of $122,221 to offset future NYC Corporate income. For purposes of deferred income taxes the carryforward is not recognized as an asset of the Company owing to a valuation allowance against it due to there not being a history of net income or expectation thereof deemed more likely than not, necessary in order for it to be utilized.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 to have an effect on its financial statements.

Note 5 – Commitments and Contingencies:

The Company is obligated under an amended lease agreement expiring through January 2010. Beginning on September 1, 2005, under the provisions of the amended lease agreement, the Company has the right to terminate the lease upon 90 days written notice.

Approximate future aggregate annual rental payments under the lease are as follows:

Year ending December 31,

2009	$59,811
2010	4,984
Total	$64,795

Note 5 – Commitments and Contingencies (Cont'd):

The following schedule shows the composition of total rental expense for all operating leases except those with terms of one month or less that were not renewed:

	2008
Rent expense	$ 74,258
Less: Sublease rent	(6,250)
	$ 68,008

Note 6 – Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

Note 7 – Concentrations:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 8 – Related Party Transactions:

The amount due to stockholder represents an interest free advance to the company.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022